FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____                                                      Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____                                           No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____                                           No   X

Indicate by check mark whether by furnishing the information contained in this
Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____                                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	News Release dated October 20, 2009 entitled, "Claude Mongeau appointed a CN director; Board approves fourth-quarter 2009 dividend.”

Item 1

North America’s Railroad

NEWS RELEASE

Claude Mongeau appointed a CN director;
Board approves fourth-quarter 2009 dividend

MONTREAL, Oct. 20, 2009 — CN (TSX:CNR)(NYSE:CNI) announced today that its Board of Directors has appointed Claude Mongeau as a director of the Company, effectively immediately.

Mongeau, executive vice-president of CN, will succeed E. Hunter Harrison as CN president and chief executive officer on Jan. 1, 2010.

Mongeau’s appointment increases the size of CN’s board to 12, of whom 10 are outside directors.  Mongeau is also a director of SNC-Lavalin Group Inc.

Separately, CN announced that its Board has approved a fourth-quarter 2009 dividend on the Company’s common shares outstanding. A quarterly dividend of 25.25 cents (C$0.2525) per common share will be paid on Dec. 31, 2009, to shareholders of record at the close of business on Dec. 10, 2009.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
Director, Communications & Public Affairs	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: October 20, 2009	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel